June 24, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Kathryn McHale, Senior Staff Attorney

Re: Farmers Capital Bank Corporation

       Form 10-K for the Year Ended December 31, 2012

       File No. 000-14412

Dear Ms. McHale:

We are in receipt of your letter dated June 18, 2013. The purpose of this letter is to respond to your comment set forth in the letter. For your convenience, your comment is presented in this letter in italics, followed by the response of Farmers Capital Bank Corporation (the “Company” or “we” or “our”).

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 134

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We note that you incorporate information into this section from your proxy statement, which in turn incorporates information from the footnotes to your financial statements. However, the sections you reference do not contain the specific information called for by Item 404 of Regulation S-K. For example, the footnote on page 95 identifies aggregate fees paid to directors but fails to identify the directors and describe the specific transactions. In future filings, please include the [sic] all the information required by Item 404 of Regulation S-K in one place, either in Item 13 of your annual report or in your proxy.

Response

Item 404 requires specific disclosure of transactions with related persons. Our proxy statement contains a section titled Transactions with Related Persons on page 28. After a general discussion, this section contains a reference to certain footnotes in the annual report. The dollar amounts reported in the footnotes include related persons of the Company (as defined in Item 404) as well as directors of the subsidiaries.

The Company acknowledges this comment and will in future filings specifically disclose the related party information required by Item 404 under the heading of Transactions with Related Persons in our proxy statements. If the information required to be disclosed has been described in significant detail in another section of our proxy statement or in footnotes to the financial statements, we will include appropriate cross-references as well. Below is our draft disclosure based upon 2012 data.

Transactions with Related Persons

Indebtedness of Management. Our bank subsidiaries have had and expect in the future to have banking transactions in the ordinary course of business with (1) our directors and executive officers and their affiliates and (2) our subsidiaries’ directors and executive officers and their affiliates. All loans to and deposits from such persons or their affiliates have been on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others not related to the lender, and have not involved more than the normal risk of collectability or other unfavorable features.

Transaction With Our Director, Fred Sutterlin. Mr. Sutterlin is the Managing Principal & General Counsel of Pinnacle Realty Group, LLC (“PRG”). In 2012, our subsidiary, First Citizens Bank, agreed to pay PRG a commission to negotiate a lease contract with a tenant for two of the bank’s repossessed properties. During 2012, First Citizens paid PRG $3,744 in commissions. In 2012 PRG also provided property management services during the repossession of a property and received $2,300 for these services. Finally, Mr. Sutterlin, through PRG, served as the real estate agent in connection with the sale of one of Farmers Bank’s repossessed properties and received $133,557 as a real estate commission.

Additional information concerning transactions with related persons is hereby incorporated by reference to Note 1 on page 95, Note 3 on page 101 and Note 6 on page 109 of the Company’s December 31, 2012 audited consolidated financial statements filed on Form 10-K.

In response to the comment contained herein, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need any additional information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Doug Carpenter

Doug Carpenter

Executive Vice President, Secretary, and

Chief Financial Officer

202 West Main Street

P.O. Box 309

Frankfort, KY 40602-0309

dcarpenter@farmerscapital.com

phone: 502-227-1686

fax:      502-227-1692

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